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                       Filed by Consolidated Edison, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Consolidated Edison, Inc. (DE)
                          Commission File No. 333-31390

The following information will be included as a "paycheck stuffer" to all employees of Northeast Utilities on March 23, 2000:


Copy for Paycheck Stuffer (on bright color paper)


(side one)

_ VOTE "FOR" THE CON EDISON/NU MERGER

We share the same vision -- to build a reliable and safe regulated electric and gas business and to grow our energy marketing and generation business in the Northeast We will grow - to the size and scale necessary to be successful in a restructured and increasingly competitive energy market We will be substantially stronger financially -- our merged company is expected to have a much higher dividend than NU has currently We value people - our employees will have a work place that allows them to reach their full potential

If you have questions about the Con Edison/NU merger, call 1-800-558-5947 and leave a voice mail message or send an e-mail to Employee Communications (emcom@nu.com).

over

(side two)


_ VOTE ALL THE PROXIES YOU RECEIVE BY APRIL 14

These include proxies for: 401(k) shares and PAYSOP/TRAESOP shares; Fidelity Investments, the administrator of NU's 401(k) plan, will send you this proxy shares owned through the Employee Shareholder Purchase Program (ESPP); Salomon Smith Barney will send you this proxy shares owned through your broker; your broker will send you this proxy shares registered with NU; the company will send you this proxy

 If you have questions about the proxy vote, call NU shareholder services at 1-800-794-1104.